August 26, 2016

CONFIDENTIAL

BrandMark Products, Inc.

Dear Sir:

This Letter of Intent ("LOI") outlines the proposal by and between **Mix 1 Life, Inc.**, a Nevada corporation (hereinafter the "Company" or "Mix 1 Life"), and **BrandMark Products, Inc.**, a Delaware corporation (hereinafter "BMP") and the shareholders of BMP ("BMP Shareholders"), whereby Mix 1 Life will acquire from the BMP Shareholders all of the issued and outstanding shares of capital stock of BMP.

This LOI constitutes a legally agreement and creates rights and interests in favor of the parties (for purposes of this Letter, Mix 1 Life, the BMP Shareholders and BMP are sometimes collectively referred to as "Parties" and individually as a "Party."). It being understood, however, that any rights and obligations contained herein are not comprehensive and additional terms remain to be set forth in the Definitive Agreements described below, into which this LOI and all prior discussions shall merge.

BACKGROUND

A. In 2016, BMP was created to directly purchase licensing rights of major brands. The BrandMark business model is to build a diverse portfolio of high quality, competitively priced food brands. BMP has certain distribution rights to the brand assets identified on Schedule A and has a business strategy called "Brand Extension" (collectively, shall be referred to hereinafter as the "Brand Assets").

B. Mix1 Life, Inc. focuses on developing, marketing, and distributing of nutritional supplements and beverages. The Company offers Mix1 protein drinks. It holds the beverage license of the energy drink, No Fear, which it distributes primarily through a direct store delivery network.

C. Mix 1 Life desires to acquire all of the issued and outstanding shares of capital stock of BMP from the BMP Shareholders ("BMP Shares") in exchange for 10 Million shares of common stock of the Company (hereinafter "Mix 1 Life Shares"), subject to the other terms herein.

1. **Acquisition.** Notwithstanding anything contained herein, Mix 1 Life, the BMP Shareholders and BMP will execute a Definitive Agreement ("Definitive Agreement") in which Mix 1 Life will acquire all of the BMP Shares in exchange for 10 Million shares of common stock of the Company (the "Acquisition"), and in addition, Mix 1 Life will pay the BMP Shareholders an amount equal to the sum of ("Shareholder Payment"): (i) $125,000 representing certain licensing fees paid or to be paid by BMP to a third party, (ii) the cost basis of certain BMP inventory existing as of the closing date and (iii) the amount of certain BMP receivables existing as of the closing date. The Shareholder Payment will be made at Closing or alternatively Mix 1 Life will issue to the BMP Shareholders a non-interest bearing promissory note due and payable 90 days from Closing ("Promissory Note"). This LOI will be subject to the terms and conditions of the Definitive Agreement.

2. **The Closing of the Acquisition ("Closing").** Closing of the Definitive Agreement shall occur on or before September 8th, 2016.

3. **Consideration.** At Closing, Mix 1 Life will issue 10 Million Mix1 Life Shares to the BMP Shareholders in exchange for all of the BMP Shares, and in addition, Mix 1 Life will make the Shareholder Payment or issue the Promissory Note to the BMP Shareholders.

4. **Due Diligence.** Mix 1 Life and its attorneys, accountants and other representatives will have full access to the books and records of BMP to complete its due diligence investigation of BMP and its corporate structure before execution of the Definitive Agreement. BMP Shareholders and its attorneys, accountants and other representatives will have full access to the books and records of Mix 1 Life to complete its due diligence investigation of Mix 1 Life and its corporate structure before execution of the Definitive Agreement.

5. **Representations and Warranties.** The Definitive Agreement will contain such representations and Mix 1 Life may reasonably require warranties with respect to the business, property and financial condition of BMP. In turn, Mix 1 Life would provide BMP with certain representations and BMP may reasonably require warranties to the business, property and financial condition of Mix 1 Life. These representations and warranties by both Parties would include, without limitation, matters such as the following:

As to BMP:

a. BMP has all requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged; holds all material brand licenses, intellectual property, trademarks, permits and other authorizations from governmental authorities needed to conduct its business.

b. BMP has good and marketable title to all of its Brand Assets, and title is valid and proper.

c. The financial statements of BMP since inception are true, correct and complete.

d. BMP will have no undisclosed liabilities which will impact the Company.

As to Mix 1 Life:

a. Mix 1 Life is duly organized and validly existing under the laws of its state of incorporation and has all the requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged.
b. Mix 1 Life will have no undisclosed liabilities which will impact BMP.

6. **Issuance of Shares.** The shares issued in the Acquisition will be issued in reliance on certain exemptions from registration provided by the Securities Act of 1933 and are not intended to be registered with the Securities and Exchange Commission.

7. **Shareholder Approval.** The Acquisition will not be subject to approval by Mix 1 Life's shareholders; however will be subject to approval by the Mix 1 Life Board of Directors.

8. **Conditions.** The Definitive Agreement will provide that the obligations of the respective parties to complete the Acquisition would be subject to the following conditions together with such other conditions as may reasonably be required by each Party:

Conditions Prior to BMP Closing:

a. The Board of Directors of Mix 1 Life shall have approved the Acquisition; and

b. There shall have been no material adverse change in the financial condition, earnings or prospects of Mix 1 Life; and

c. Certain terms and conditions customary in the industry will be identified and acceptable to the BMP Shareholders prior to closing; and

d. BMP Shareholders shall complete such due diligence as is deemed by them sufficient to complete the Acquisition.

e. Chris Larson and Cameron Robb shall resign in all capacities as officers and directors of the Company; and Steven Staehr, and Michael Oxford shall be appointed as the new Chief Financial Officer and Secretary of the Company along with a new Chief Executive Officer of the Company to be selected by the BMP Shareholders, and Michael Oxford, Jerry Dellaportas and Greg Zaeser shall be appointed to the Board of Directors.

Conditions Prior to Mix 1 Life Closing:

a. There shall have been no material adverse change in the financial condition, earnings or prospects of BMP; and

b. Certain terms and conditions customary in the industry will be identified and acceptable to Mix 1 Life prior to closing; and

c. Mix 1 Life shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

9. **<u>Expenses.</u>** Whether or not the Parties enter into the Definitive Agreement, all costs and expenses incurred in connection with this LOI and the proposed Acquisition shall be paid by the Party incurring such costs. If for any reason the transaction is not consummated, neither Party will have any claim against the other with respect to such expenses.

10. **<u>Non-Circumventing.</u>** The Parties hereto intend to introduce each other to individual's entities, and/or opportunities who/which may represent to the Parties potential gain or benefit, directly or indirectly, not and/or in the future. The Parties hereto intend to be legally bound and hereby irrevocably agree, and guarantee each other that they shall not, directly or indirectly, interfere with, circumvent or attempt to circumvent, avoid, by-pass or obviate each other's interest, or the interest or relationship between the Parties or avoid directly or indirectly payment of established or to be established fees, commissions, success compensation of any kind, in connection with any on-going or future business.

11. **Termination.** The Parties agree that this LOI may be automatically terminated as follows: (i) by the mutual written consent of the Parties or (ii) upon written notice by either Party to the other (at the address provided herein), if the Definitive Agreement have not been consummated by September 8th, 2016. Upon termination of this LOI, the Parties shall have no further obligation hereunder no Party shall have any liability to any other Party.

12. **Counterparts.** This LOI may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute on and the same agreement.

If the foregoing correctly sets forth the understanding between the Parties, please so indicate in the space provided below for that purpose within 10 days of the date hereof, at which time this proposed Agreement shall be deemed withdrawn without further communication or action. The undersigned parties hereto have caused

this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

Mix 1 Life, Inc.

Per: ______________________

Chris [illegible]

Chief Financial Officer

BrandMark Products, Inc.

Per: ______________________

Name: Jerry Dellaportas

Title: Executive Vice President

Shareholders of BrandMark Products, Inc.

____

Michael Oxford

____

Jerry Dellaportas

SCHEDULE A

1. Rights to all distribution and manufacturing contracts for BMP;
2. Artwork and other Brand Assets (e.g. labels, neck hangers, in-store marketing tools);
3. All Domain names, internet hosting and other internet assets, contracts and relationships;
4. All current inventories of snacks.